Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following material was distributed by Sykes Enterprises, Incorporated and ICT Group, Inc. to employees of Sykes Enterprises, Incorporated and ICT Group, Inc. on January 14, 2010.
Together...Moving Toward the Future
As the fourth communication in our series of promised updates on the proposed merger of ICT Group and SYKES, this email outlines the benefits of the collective expertise that both organizations bring to the proposed merger. But before we highlight these benefits, we’d like to share progress regarding the transaction and help everyone understand the communication review required by the laws and regulations governing a merger of this nature.
In a previous communication distributed to all SYKES and ICT Group employees, it was announced that functional integration teams have been established to help us prepare for the upcoming close of the proposed merger. The purpose of these teams is to plan and build the foundation upon which our new organization will thrive and grow. One of these functional teams is the Communications Integration Team.
In addition to planning for our future, the Communications Integration Team is also responsible for helping both companies communicate merger-related updates and announcements while abiding by all the rules and laws governing a merger of this nature. The team reviews announcements and updates for consistent messaging and also works with both the SYKES and ICT Group Legal teams to make sure any necessary filings of the communications with the U.S. Securities and Exchange Commission are completed prior to distribution. For this reason, it is required that all merger-related communications —

both internal and external — are provided to the Communications Integration Team for review, approval and distribution. Should you have any questions regarding merger-related communications, please contact Andrea Burnett from SYKES Global Strategy Team (andrea.burnett@sykes.com) or Rachel Macha from ICT Group (Rachel.Macha@ICTGROUP.com).
Together...Providing best in class Service Expertise
ICT Group and SYKES define service. Our key ingredient to best-in-class service? People. It takes compassionate people to help out when a customer calls due to identity theft. It takes knowledgeable people to quickly provide troubleshooting steps when a customer loses his internet connection minutes before sending a client presentation. It takes confident people to patiently advise a diabetes patient who cannot seem to control his blood sugar levels. It takes special people—those who can combine their passion to serve with their expertise in business. It takes you.
With the proposed merger of ICT Group and SYKES, we will combine more than 50 years of experience in customer care. Each company brings to the table vast and in-depth knowledge of our clients and their key markets. With the proposed merger, we plan to grow and share our service expertise through an environment of collaboration, an expanded international presence — and an ongoing quest for operational excellence.
An Environment of Cooperation
Sharing knowledge and experiences with one another is the most powerful way to learn and improve. To offer great service, we will need the creativity, innovation and wisdom born from our willingness to share, grow and find simpler ways to serve in a complex business world. From quality monitoring teams remaining open-minded to new service ideas, to IT finding new ways to power and enable our call centers — as soon as the merger is accomplished, we all must work together to ensure we offer services that build loyalty to our clients’ brands. This cooperative environment will be critical to successful leadership in customer care.
A Growing Global Presence
An expanding global presence will reinforce our commitment and expertise in customer care. After the proposed merger, the combined global service delivery footprint will expand to 23 countries, bridging together more than 50,000 service-minded people to share ideas and best practices worldwide. Most importantly, clients greatly benefit from a vast global footprint with increased flexibility, scalability and reliability. None of us likes to think about natural disasters, but they happen. When disaster strikes, we will be prepared to transfer calls to other global sites to make sure we are always there to answer the call. Our respective clients refer to this as risk mitigation. It is something clients expect from an expert service provider and one of the key elements that we believe will enable the post-merger company to maintain the reputations of ICT Group and SYKES as providers of choice.
A Quest for Operational Excellence
Each of us takes pride in our performance. Real people are impacted by the work that we do and the level of service we provide. Good is never good enough. We must strive to outdo ourselves every day. The great ideas of today must serve as a foundation for the process improvements of tomorrow. Exceeding our customers’ expectations should be our daily goal. It all comes down to doing what we say we are going to do, then finding ways to do more. Not only does this make us experts, but it also positions us as a valued, trusted service advisor to our clients.
The proposed merger of ICT Group and SYKES will deepen our collective service expertise and help us cultivate new ideas for improving the customer service we deliver. Each of us has something unique to offer. Imagine the power of our combined creativity, knowledge and expertise! That’s the power of “together.”
Additional Information
In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT has mailed the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec,or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.